AMENDMENT



07001789

UM

STATES
HANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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ANNUAL ~~AUDITED~~ REPORT FORM X-17A-5 (A) ~~PART III~~

SEC FILE NUMBER
8- 51124

APR 9 2007

DIVISION OF MARKET REGULATION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Growth Partners Inc. ~~[illegible]~~ DBA The Growth Group

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

22287 CARISSA
(No. and Street)

WOODLAND HILLS, CA 91367
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JEFFREY R. KRAKAL 818-713-8000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BONFIGLIO + ASSOCIATES
(Name – *if individual, state last, first, middle name*)

900 SOUTH AVENUE (#1) STATEN ISLAND NY 10314
(Address) (City) (State) (Zip Code)



SECURITIES AND EXCHANGE COMMISSION
RECEIVED
APR 9 2007
BRANCH OF REGISTRATIONS AND EXAMINATIONS
03

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

PROCESSED
MAY 2 4 2007
THOMSON FINANCIAL

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jeffrey R. Knakal, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Growth Dynamics DBA DR Growth Group, as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

State of California County of Los Angeles
Subscribed and sworn to (or affirmed) before me on this 28 day of MAR, 2007, by JEFFREY R. KNAKAL personally known to me or proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature of Notary Public

Notary Public

Signature

President

Title


M. SHOWALTER
Commission # 1602671
Notary Public - California
Los Angeles County
My Comm. Expires Sep 23, 2009

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BONFIGLIO GROUP, LLC
900 SOUTH AVENUE, SUITE 101
STATEN ISLAND, NEW YORK 10314
(718) 370-9779
TELEFAX (718) 370-2910
www.bonfigliogroup.com

GROWTH PARTNERS, INC dba THE GROWTH GROUP

Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3

(Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3: Item h)

"Growth Partners, Inc., dba The Growth Group, being purely a mergers & acquisitions firm otherwise known as an Introducing Firm, does not receive or hold customer accounts, funds, securities, or otherwise, and does not function as a custodian in any form, and as such, operates under the 15c3-3(k)(2)(i) exemption, or equivalent exemptions related to the Computation for Determination or Reserve Requirement pursuant to Rule 15c3-3.

Given the content of the above statement, the firm is no subject to the reserve requirement computation."

BONFIGLIO GROUP, LLC
900 SOUTH AVENUE, SUITE 101
STATEN ISLAND, NEW YORK 10314
(718) 370-9779
TELEFAX (718) 370-2910
www.bonfigliogroup.com

GROWTH PARTNERS, INC dba THE GROWTH GROUP

Statement of Possession or Control Requirements Under Rule 15c3-3

(Information Relating to the Possession or Control Requirements Under Rule 15c3-3: Item i)

"Growth Partners, Inc. dba The Growth Group, being purely a mergers & acquisitions firm otherwise known as an Introducing Firm, does not receive or hold customer accounts, funds, securities, or otherwise, and does not function as a custodian in any form, and as such, operates under the 15c3-3(k)(2)(i) exemption, or equivalent exemptions related to the Possession or Control Requirement provisions under Rule 15c3-3.

Given the content of the above statement, the Possession and Control Requirements are not subject to the accounting firm's review and audit."